UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 7)*


			BluePhoenix Solutions, Ltd.
			     (Name of Issuer)

		Ordinary Shares, par value NIS $0.04 per share
			(Title of Class of Securities)

				 M20157117
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			      April 8, 2013
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. M20157117		Schedule 13-D			 Page 2 of 13


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				4,073,826  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,073,826  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,073,826

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.33%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,073,826 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No. M20157117		Schedule 13-D			 Page 3 of 13


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				4,110,349  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,110,349  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,110,349

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.67%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,110,349 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No.  M20157117		Schedule 13-D			 Page 4 of 13


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,110,349  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,110,349  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,110,349

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,110,349 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No.  M20157117		Schedule 13-D			 Page 5 of 13


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,110,349  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,110,349  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,110,349

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,110,349 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No.  M20157117		Schedule 13-D			 Page 6 of 13


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,110,349  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,110,349  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,110,349

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,110,349 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No.  M20157117		Schedule 13-D			 Page 7 of 13


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,110,349  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,110,349  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,110,349

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	38.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,110,349 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No. M20157117		Schedule 13-D			 Page 8 of 13


1.	Names of Reporting Persons
	Columbia Pacific Partners Fund, Ltd.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Cayman Islands

			7.  Sole Voting Power
				36,523  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				36,523  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	36,523

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	0.34%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 36,523 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

(3)	Based on 10,629,253 Ordinary Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.


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Cusip No.  M20157117		Schedule 13-D			 Page 9 of 13

				EXPLANATORY NOTE


       This Amendment No. 7 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012 and December 21, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

The Adviser established Columbia Pacific Partners Fund, Ltd. (the "Partners Fund" and, together with the Opportunity Fund, the "Funds") on April 1, 2013. The Partners Fund is jointly filing this Amendment No. 7 with the Opportunity Fund, the Adviser, Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty (each a "Reporting Person" and collectively the "Reporting Persons").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolios of the Funds.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.


Item 2.		Identity and Background

	Item 2, sections (a)-(c) and (f) are hereby amended to read as follows:

This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"), Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation, (the "Partners Fund" and together with the Opportunity Fund, the "Funds") Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 200, Seattle, WA.
Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Funds' investment portfolios. The Shares reported herein are held in the portfolios of the Funds.



Item 3.		Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended and supplemented as follows:

The 36,523 Shares received by the Reporting Persons on April 8, 2013 were received as an in-kind transfer to the Partners Fund from its limited partners as an investment into the Partners Fund. The Shares acquired on the open market were purchased by the Opportunity Fund using its working capital. No borrowed funds were used to purchase the Shares.


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Cusip No.  M20157117		Schedule 13-D			 Page 10 of 13


Item 4.		Purpose of Transaction
	The response set forth in Item 4 is hereby replaced in its entirety by the following:

Through April 11, 2013, the last date the Reporting Persons acquired Shares, the Reporting Persons acquired the Shares for passive investment purposes. As of April 12, 2013, the Reporting Persons determined they may seek to influence material business decisions relating to the future of the Company. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management and the Board of Directors of the Company, potential members of management or potential board members, other shareholders, or others on matters related to the Company.

The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.



Item 5.		Interest in Securities of the Company

	The responses set forth in Items 5(a) and 5(c) are hereby replaced in their entirety by the following:

	(a) As of April 11, 2013, the Reporting Persons may be deemed to beneficially own an aggregate of 4,110,349 Shares, which constitutes 38.67% of the 10,629,253 Shares outstanding as of December 31, 2012, as reported on the Company's Form F-3 Registration Statement filed on February 6, 2013.

	(c) On April 8, 2013 Columbia Pacific Partners Fund. Ltd. received an in-kind transfer of 36,523 Shares from its limited partners who brought their positions over from another fund as a capital contribution into the Reporting Persons new fund. In addition to the in-kind transfer, the Opportunity Fund engaged in unsolicited broker transactions in the open-market during the past 60 days. The trading dates, number of shares purchased and price per share for all open-market transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A.























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Cusip No.  M20157117		Schedule 13-D			Page 11 of 13


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 15, 2013		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title:	Managing Member


				COLUMBIA PACIFIC ADVISORS, LLC


			By:  	/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title: 	Managing Member



				/s/ Alexander B. Washburn
				ALEXANDER B. WASHBURN



				/s/ Daniel R. Baty
				DANIEL R. BATY



				/s/ Stanley L. Baty
				STANLEY L. BATY



				/s/ Brandon D. Baty
				BRANDON D. BATY


				COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title:	Managing Member



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Cusip No.  M20157117		Schedule 13-D			Page 12 of 13


				JOINT FILING AGREEMENT

       We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.



Dated:  April 15, 2013		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title:	Managing Member


				COLUMBIA PACIFIC ADVISORS, LLC


			By:  	/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title: 	Managing Member



				/s/ Alexander B. Washburn
				ALEXANDER B. WASHBURN



				/s/ Daniel R. Baty
				DANIEL R. BATY



				/s/ Stanley L. Baty
				STANLEY L. BATY



				/s/ Brandon D. Baty
				BRANDON D. BATY


				COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title:	Managing Member



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Cusip No.  M20157117		Schedule 13-D			Page 13 of 13


				Schedule A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

 Date			Fund	   Transaction		Shares		Price
02/14/2013	Opportunity Fund	BUY		   200		4.66
02/15/2013	Opportunity Fund	BUY		 1,878		4.4648
02/21/2013	Opportunity Fund	BUY		   546		4.35
02/22/2013	Opportunity Fund	BUY		 2,200		4.4845
02/25/2013	Opportunity Fund	BUY		 1,449		4.408
02/26/2013	Opportunity Fund	BUY		 1,100		4.4793
02/27/2013	Opportunity Fund	BUY		 1,000		4.463
02/28/2013	Opportunity Fund	BUY		 7,700		4.3851
03/01/2013	Opportunity Fund	BUY		 4,800		4.3721
03/04/2013	Opportunity Fund	BUY		 1,000		4.30
03/05/2013	Opportunity Fund	BUY		11,200		4.2227
03/06/2013	Opportunity Fund	BUY		 7,400		4.2473
03/07/2013	Opportunity Fund	BUY		 7,663		4.1175
03/08/2013	Opportunity Fund	BUY		25,664		4.2227
03/11/2013	Opportunity Fund	BUY		 2,800		4.3046
03/13/2013	Opportunity Fund	BUY		 4,824		4.2444
03/14/2013	Opportunity Fund	BUY		 8,075		4.2106
03/15/2013	Opportunity Fund	BUY		 5,825		4.2289
03/19/2013	Opportunity Fund	BUY		 5,700		4.1419
03/20/2013	Opportunity Fund	BUY		 4,970		4.2311
03/21/2013	Opportunity Fund	BUY		 1,100		4.1582
03/22/2013	Opportunity Fund	BUY		 2,904		4.1335
03/25/2013	Opportunity Fund	BUY		10,900		4.0249
03/26/2013	Opportunity Fund	BUY		 1,242		4.1306
03/27/2013	Opportunity Fund	BUY		 4,793		4.0488
03/28/2013	Opportunity Fund	BUY		12,534		4.1522
04/01/2013	Opportunity Fund	BUY		 2,800		4.2021
04/02/2013	Opportunity Fund	BUY		10,431		4.1345
04/03/2013	Opportunity Fund	BUY		 1,200		4.0809
04/05/2013	Opportunity Fund	BUY		 1,155		4.0116
04/08/2013	Opportunity Fund	BUY		   603		3.99
04/09/2013	Opportunity Fund	BUY		 6,200		3.851
04/10/2013	Opportunity Fund	BUY		 2,123		3.9798
04/11/2013	Opportunity Fund	BUY		 3,883		3.8847